Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of September 30, 2008

The following interim financial information of CorpBanca as of September 30, 2008 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)
MCh$
Total loans	4,579,762
Total assets	5,484,001

Current accounts and demand deposits	362,611
Time deposits and savings accounts	2,991,314
Borrowings from financial institutions	391,244
Debt issued	771,627

Equity	467,644

Condensed Consolidated Statement of Income (unaudited)
MCh$
Total operating revenue	198,419
Provisions for loan losses	(35,216)
Operating expenses	(87,722)

Operating income	75,481
Income attributable to investments in other companies	247
Net loss from price-level restatement	(25,550)

Income before taxes	50,178
Income taxes	(7,672)
Net income for the period	42,506

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Angel Bay Espinosa	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer